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                            June 14, 2024

       Daniyel Erdberg
       Chief Executive Officer
       Safe Pro Group Inc.
       18305 Biscayne Blvd. Suite 222
       Aventura, FL 33160

                                                        Re: Safe Pro Group Inc.
                                                            Amendment No. 1 to
Draft Registration Statement on Form S-1
                                                            Submitted May 31,
2024
                                                            CIK No. 0002011208

       Dear Daniyel Erdberg:

            We have reviewed your amended draft registration statement and have the following comments.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our
       May 14, 2024 letter.

       Amendment No. 1 to Draft Registration Statement on Form S-1

       Our Competition, page 35

   1. We note your revised disclosure in response to prior comment 16, including that "we compete based on
customization, rapid prototyping, and low cost due to our low overhead in comparison to large
manufactures who can take longer to rapid develop non-off the shelf solutions."
Please further revise your disclosure to provide detail discussing how customization, rapid
prototyping, and low cost are utilized by each of your subsidiaries and their relevant
markets. Quantify comparative costs and timeframes for development, as appropriate.
 Daniyel Erdberg
FirstName  LastNameDaniyel Erdberg
Safe Pro Group Inc.
Comapany
June       NameSafe Pro Group Inc.
     14, 2024
June 14,
Page 2 2024 Page 2
FirstName LastName
Our Customers, page 35

2. We note your revised disclosure in response to prior comment 17 and reissue in part.
         Please file your contracts with Florida Power & Light and any other material contracts the
         Company has entered into, or tell us why you believe you are not required to do so. Refer to Item 601(b)(10) of Regulation S-K.
Regulation, page 37

3. We note your response to prior comment 22. Please revise your disclosure to provide a more complete and detailed discussion of material regulations relating to your three business units and the geographic locations in which you currently, or plan to, operate.
         Please explain how these regulations impact your current and planned operations. Refer to
         Item 101(h)(4)(ix) of Regulation S-K.
Acquisition Related - Due to Related Party, page 48

4. We note your revised disclosure in response to prior comment 25. Please revise your disclosure in this section to include the material terms of the Fifth Amendment, as discussed in the notes to your financial statements on page F-65. Please contact Kristin Lochhead at 202-551-3664 or Li Xiao at
202-551-4391 if you have
questions regarding comments on the financial statements and related matters. Please contact
Benjamin Richie at 202-551-7857 or Katherine Bagley at 202-551-2545 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Industrial Applications and
                                                              Services
cc:      Cavas S. Pavri